Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Quarters Ended
	March 30, 2012	April 1, 2011
	(In millions, except ratios)
Earnings:
Income from continuing operations	$6.0	$461.4
Plus: Income taxes	183.0	228.1
Fixed charges	92.2	72.9
Amortization of capitalized interest	0.1	—
Less: Interest capitalized during the period	—	(1.0)
Undistributed earnings in equity investments	—	—

	$281.3	$761.4

Fixed Charges:
Interest expense	$85.9	$66.4
Plus: Interest capitalized during the period	—	1.0
Interest portion of rental expense	6.3	5.5

	$92.2	$72.9

Ratio of Earnings to Fixed Charges	3.05	10.44